Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

December 26, 2013

VIA EDGAR AND BY EMAIL

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Altisource Residential Corporation

Amendment No. 2 to Registration Statement on

Form S-11 (File No. 333-192422)

Dear Mr. Kluck:

On behalf of our client, Altisource Residential Corporation (the “Company”), enclosed please find a copy of Amendment No. 2 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on December 12, 2013.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 20, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Company has restated the Comments in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Amendment. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the Amendment.

Tom Kluck

Securities and Exchange Commission

December 26, 2013

Current Portfolio, page 70

1.	We note that as of November 30, 2013, you have 143 REO properties which are either in varying stages of resolution, or for which you are determining the method of resolution. Please clarify what is meant by resolution, and whether or not the properties you consider REO have necessarily already been foreclosed upon. Please also clarify what specific action is taking place when you transfer a mortgage loan to real estate owned.

The Company has revised the disclosure on pages 71-72 in response to the Staff’s comment.

Notes to Consolidated Financial Statements, page F-6

2.	Please revise the notes to your financial statement to disclose all of your significant accounting policies as you have done within the critical accounting policies section of MD&A. This should include, but not be limited to, your accounting for revenue recognition, mortgage loans, real estate and impairment.

The Company has revised the disclosure on page F-7 in response to the Staff’s comment.

3.	Please clarify your accounting for loans at acquisition and subsequent to acquisition. We note from your disclosure on page 61 that you record mortgage assets at fair value upon acquisition, which is generally the purchase price, but we also note that on page 55 you say that you have accreted $23.0 million in unrealized gains relating to discounts and expenses on the loans.

The Company has revised the disclosure on pages 61 and pages F-7 to F-10 in response to the Staff’s comment.

The Company has also revised the disclosure on page 55 to clarify that the unrealized gains is due to the adjustment in fair value of the loans subsequent to acquisition.

The Company believes that fair value accounting represents the best available methodology for determining and reporting the value of mortgage loans. The impacts of fair value accounting – whether positive or negative on the Company’s operating results – are the results of market forces, not accounting methodologies. The Company also notes that its fair value accounting is supported under the guidance provided in ASC 825-10, which permits reporting entities to apply the fair value option for financial assets. The Company believes that its use of ASC 825-10 is well-established industry practice for public companies in the business of acquiring non-performing loans. The fair value standard outlines three potential valuation techniques: the market approach, the cost approach and the income approach. ASC

Tom Kluck

Securities and Exchange Commission

December 26, 2013

825-10 requires that the reporting entity consider and apply each valuation technique that is appropriate in the circumstances and for which the pricing inputs can be obtained by the market participant without undue cost and effort.

The Company utilizes the income approach. The Company believes this approach provides a better fair measure than cost for determining fair value absent a liquid market. ASC 820-10-55-3F and 3G define the income approach. The income approach converts future amounts (for example, cash flows or income and expenses) into a single current discounted amount, as described in the revised disclosure. When the income approach is used, the fair value measurement reflects current market expectations about those future amounts. These valuation techniques include present value techniques to account for the time value of money. The Company also follows the provisions of ASC 820-10-55-5, which require the following key elements should be captured in developing a fair value measurement using present value:

1.	An estimate of future cash flows;

2.	Expectations about possible variations in the amount and timing of cash flows;

3.	The time value of money based on the risk-free rate for monetary assets with maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e., a “risk-free” interest rate);

4.	A risk premium due to uncertainty and illiquidity; and

5.	Other factors that market participants would take into account in the circumstances.

The Company discloses the range of unobservable inputs used in ascertaining net present value in note 4 on page F-13 of the Amendment.

2. Mortgage Loans at Fair Value, page F-20

4.	We have reviewed your response to our comment and your revised disclosure. Please tell us what consideration is given to the cost of needed repairs and to costs of foreclosing and taking possession of properties when they are transferred from mortgage loans to real estate owned. To the extent you are unable to access properties, please tell us what consideration you give to providing for estimated renovation costs based on your historical experience.

When a mortgage loan is transferred to real estate owned, the Company has already obtained title to the property through completion of the foreclosure process. Therefore, the Company does not incur additional foreclosure costs.

At the time of the Company’s conversion of mortgage loans to real estate owned, the valuation of each property is based on broker price opinions (“BPOs”). The BPOs provided to the Company are not restricted to non-distressed sales and are expected to include comparable sales (including REO sales and short sales) of distressed properties in near proximity to the Company’s property that require a similar level of repairs. Such comparable properties were sold in “as is” condition without repairs. Therefore, the BPOs used by the Company value its properties in a distressed state, which effectively already gives consideration to, and reduces the fair value of the loan by, the estimated repair costs. The fair values provided in BPOs are reviewed by AAMC’s capital markets group or its third party vendors to resolve any discrepancies. The Company believes this process gives appropriate consideration of repair costs for each property.

The Company also considers the costs of foreclosing and taking possession of the property in determining the original purchase price for the loans and determining the fair value of the loans in subsequent reporting periods. The Company discounts the purchase price for mortgage loans based on the expected future servicing costs (including foreclosure costs) and increases the fair value of the loans as the loan progresses to a particular resolution (i.e., modification, liquidation or conversion to rental property) because, as those costs are incurred, the remaining expected future

Tom Kluck

Securities and Exchange Commission

December 26, 2013

costs are reduced. If future foreclosure costs are expected to increase, the fair value of the property will be correspondingly reduced.

The Company has converted a relatively small number of its loans to REO through November 30, 2013; therefore, the Company does not yet have enough historical data to formulate an institutional expectation of repair costs to its properties. Based on the experience of the Company’s management, estimating repair costs is difficult in situations where the Company does not have access to property. Each property may need varying levels of repair based on the individual property characteristic and the previous owner’s care and maintenance of the property. The Company, therefore, believes the valuation process described above and in the revised disclosures in the Amendment represent an appropriate treatment of expected repair costs and the fair value of the Company’s properties.

***************

Please telephone the undersigned at (212) 310-8870 if you have any questions or need additional information.

Sincerely,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:

Kenneth D. Najour

Stephen H. Gray

Altisource Residential Corporation

c/o Altisource Asset Management Corporation

402 Strand Street

Frederiksted, United States Virgin Islands 00840-3531

Tom Kluck

Securities and Exchange Commission

December 26, 2013

Folake Ayoola

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Myles Pollin

James O’Connor

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019